Exhibit 1

Consolidated Balance Sheets

	March 31	December 31
(thousands of dollars)	2004	2003
	(unaudited)	(restated-note 2)
ASSETS (note 4)
Current Assets
Short-term investments (market value: 2004 — $18,552; 2003 — $17,265)	$17,652	$16,551
Accounts receivable	82,434	82,363
Financial instruments (notes 2 and 6)	4,095	—
Prepaid expenses	2,298	2,282

	106,479	101,196

Property, Plant and Equipment
Property, plant and equipment, at cost	1,557,191	1,459,004
Accumulated depletion and depreciation	(457,075)	(421,697)

	1,100,116	1,037,307

Goodwill	31,621	31,621
Other Assets (note 4)	6,943	7,006

	$1,245,159	$1,177,130

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities	$128,672	$110,339
Financial instruments (notes 2 and 6)	14,300	—
Current portion of long-term debt (note 4)	1,468	1,450

	144,440	111,789

Long-term debt (note 4)	344,930	297,111
Asset retirement obligations (note 2)	65,417	61,554
Deferred revenue	—	3,959
Future income taxes	199,471	206,684

	609,818	569,308

Commitments and contingencies (note 6)
Shareholders’ Equity
Share capital (note 5)
Issued and outstanding
59,290,900 common shares (2003 — 60,094,600 common shares)	197,702	200,274
Contributed surplus	1,333	746
Retained earnings	291,866	295,013

	490,901	496,033

	$1,245,159	$1,177,130

See accompanying notes to consolidated financial statements

Consolidated Statements of Earnings and Retained Earnings (unaudited)

	Three Months Ended March 31
(thousands of dollars except per share amounts)	2004	2003
		(restated-note 2)
Revenue
Petroleum and natural gas sales	$105,504	$150,932
Gain (loss) on financial instruments (note 6)	(6,462)	(29,392)
Royalties (net of ARTC)	(20,935)	(31,217)
Other income	1,072	1,123

	79,179	91,446

Expenses
Operating	18,487	18,866
Interest	4,338	8,001
General and administrative	5,840	4,768
Lease rentals	1,234	775
Geological and geophysical	3,992	748
Dry hole costs	3,015	5,821
Gain on sales of property and equipment	(445)	(271)
Accretion of asset retirement obligations (note 2)	1,246	1,057
Depletion and depreciation	42,140	46,864
Unrealized foreign exchange loss on US debt (note 4)	2,590	—

	82,437	86,629

Earnings (loss) before taxes	(3,258)	4,817

Income and other taxes (note 7)
Large Corporations Tax and other	776	547
Future income tax (recovery) expense	(7,213)	3,956

	(6,437)	4,503

Net earnings	3,179	314
Retained earnings, beginning of period (note 2)	295,013	355,912
Adjustment on disposition of assets to a related party (note 3)	—	(1,388)
Dividends declared (note 3)	—	(51,000)
Redemption of share capital (note 5)	(6,326)	—
Adoption of new accounting policies (note 2)	—	(4,127)

Retained earnings, end of period	$291,866	$299,711

Net earnings per common share
— basic	0.05	0.01
— diluted	0.05	0.01

Weighted average common shares outstanding (thousands)
— basic	59,560	59,998
— diluted	60,209	60,072

See accompanying notes to consolidated financial statements

Consolidated Statements of Cash Flows (unaudited)

	Three Months Ended March 31
(thousands of dollars)	2004	2003
		(restated-note 2)
Operating activities
Net earnings	$3,179	$314
Add (deduct) non-cash items
Depletion and depreciation	42,140	46,864
(Gain) loss on sales of property and equipment	(445)	(271)
Accretion of asset retirement obligations	1,246	1,057
Future income tax (recovery) expense	(7,213)	3,956
Amortization of other assets	258	—
Non-cash general and administrative expenses	587	—
Non-cash loss on financial instruments	10,205	—
Unrealized foreign exchange loss on US debt	2,590	—
Add items not related to operating activities
Dry hole costs	3,015	5,821
Geological and geophysical	3,992	748

Cash flow from operations	59,554	58,489
Decrease in deferred revenue	(3,959)	(2,460)
Asset retirement obligation expenditure	(63)	—
Decrease in other assets	(195)	—
Change in non-cash operating working capital	(32,199)	(28,527)

	23,138	27,502

Financing activities
Current and long term debt — draws	69,989	10,000
Current and long term debt — repayments	(24,742)	(211,968)
Shareholder loan	—	(33,000)
Share capital — issued	—	10,317
Share capital — repurchased	(8,898)	—

	36,349	(224,651)

Cash flow (used in) provided by operating and financing activities	59,487	(197,149)

Investing activities
Property, plant and equipment expenditures	(111,996)	(52,684)
Proceeds on sale of property, plant and equipment	3,165	222,832
Change in non-cash investing working capital	49,344	27,001

Cash flow (used in) provided by investing activities	(59,487)	197,149

Decrease (increase) in cash	—	—
Cash, beginning of period	—	—

Cash, end of period	$—	$—

Income taxes paid	17,877	5,466
Interest paid	1,555	7,415

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (unaudited)
(all tabular amounts expressed in thousands of dollars)

Paramount Resources Ltd. (“Paramount” or the “Company”) is involved in the exploration and development of petroleum and natural gas primarily in western Canada. The interim consolidated financial statements are stated in Canadian dollars and have been prepared by management in accordance with Canadian generally accepted accounting principles (“GAAP”). Certain information and disclosures normally required to be included in notes to annual consolidated financial statements have been condensed or omitted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Paramount’s Annual Report for the year ended December 31, 2003.

The preparation of interim consolidated financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the interim consolidated financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in a manner consistent with accounting policies utilized in the consolidated financial statements for the year ended December 31, 2003, except as noted below:

2.	CHANGES IN ACCOUNTING POLICIES

Asset Retirement Obligations

Effective January 1, 2004, the Company retroactively adopted, with restatement, the Canadian Institute of Chartered Accountants recommendation on Asset Retirement Obligations, which requires liability recognition for fair value of retirement obligations associated with long-lived assets.

Under this new recommendation, the Company recognizes the fair value of an asset retirement obligation in the period in which it is incurred or when a reasonable estimate of the fair value can be made. The asset retirement costs equal to the fair-value of the retirement obligations, are capitalized as part of the cost of the related long-lived asset and allocated to expense on a basis consistent with depreciation and depletion. The liability associated with the asset retirement costs is subsequently adjusted for the passage of time, and is recognized as accretion expense in the consolidated statement of earnings. The liability is also adjusted due to revisions in either the timing or the amount of the original estimated cash flows associated with the liability. Actual costs incurred upon settlement of the asset retirement obligation will reduce the asset retirement liability to the extent of the liability recorded. Differences between the actual costs incurred upon settlement of the asset retirement obligation and the liability recorded are recognized in the Company’s earnings in the period in which the settlement occurs.

As a result of this change, net earnings for the three months ended March 31, 2004 decreased by $0.3 million ($0.01 per share). The site restoration liability as at December 31, 2003 increased by $40.4 million and property, plant and equipment, net of accumulated depletion, increased by $31.1 million. Opening 2003 retained earnings decreased by $4.1 million to reflect the cumulative impact of depletion expense and accretion expense, net of the previously recognized cumulative site restoration provision and net of related future income taxes on the asset retirement obligation, recorded retroactively.

The undiscounted asset retirement obligation at March 31, 2004 is $109.1 million (December 31, 2003 — $104.8 million). The Company’s credit adjusted risk free rate is 7.875%.

Financial Instruments

The Company periodically utilizes derivative financial instrument contracts such as forwards, futures, swaps and options to manage its exposure to fluctuations in petroleum and natural gas prices, the Canadian/U.S. dollar exchange rate and interest rates. Emerging Issues Committee Abstract 128, “Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments” (“EIC 128”) establishes accounting and reporting standards requiring that every derivative instrument that does not qualify for hedge accounting be recorded in the consolidated balance sheet as either an asset or liability measured at fair value. Accounting Guideline 13, Hedging Relationships, (“AcG 13”), which was effective for years beginning after July 1, 2003, establishes the need for companies to formally designate, document and assess the effectiveness of relationships that receive hedge accounting treatment.

The Company’s policy is to account for those derivative financial instruments in which management has formally documented its risk objectives and strategies for undertaking the hedged transaction as hedges. For these instruments, the Company has determined that the derivative financial instruments are effective as hedges, both at inception and over the term of the instrument, as the term to maturity, the notional amount, including the commodity price, exchange rate, and interest rate basis of the instruments, all match the terms of the transaction being hedged. The Company assesses the effectiveness of the derivative on an ongoing basis to ensure that the derivatives entered into are highly effective in offsetting changes in fair values or cash flows of the hedged items. The fair value of derivative financial instruments designated as hedges are not reflected in the consolidated financial statements. Derivative financial instruments not formally designated as hedges are measured at fair value and recognized on the consolidated balance sheet with changes in the fair value recognized in earnings during the period.

As at January 1, 2004, the Company had elected not to designate any of its financial instruments as hedges under AcG 13 and has fair-valued the derivatives and recognized the gains and losses on the consolidated balance sheet and statement of earnings. The impact on the Company’s consolidated financial statements at January 1, 2004, resulted in the recognition of financial instrument assets with a fair value of $3.3 million, a financial instrument liability of $1.8 million for a net deferred gain on financial instrument of $1.5 million (note 6).

3.	DISPOSITION OF ASSETS TO PARAMOUNT ENERGY TRUST

During the first quarter of 2003, the Company completed the formation and structuring of Paramount Energy Trust (the “Trust”) through the following transactions:

(a)	On February 3, 2003, Paramount transferred to the Trust natural gas properties in the Legend area of Northeast Alberta for net proceeds of $28 million and 9,907,767 units of the Trust.

(b)	On February 3, 2003, Paramount declared a dividend-in-kind of $51 million, consisting of an aggregate of 9,907,767 units of the Trust. The dividend was paid to shareholders of Paramount’s common shares of record on the close of business on February 11, 2003.

(c)	On March 11, 2003, in conjunction with the closing of a rights offering by the Trust, Paramount disposed of additional natural gas properties in Northeast Alberta to Paramount Operating Trust for net proceeds of $167 million.

As the transfer of the Initial Assets and the Additional Assets (collectively the “Trust Assets”) represented a related party transaction not in the normal course of operations involving two companies under common control, the transaction has been accounted for at the net book value of the Trust Assets as recorded in the Company. Details are as follows:

Natural gas properties	$244,433
Future income tax liability	4,070
Site restoration liability	(5,900)
Costs of disposition	10,430
Adjustment to retained earnings	(6,638)

Net proceeds on disposition	$246,395

In connection with the creation and financing of the Trust and the transfer of natural gas properties to the Trust, the Company incurred costs of approximately $10.4 million. These costs have been included as a cost of disposition.

During 2003, the Company disposed of a minor non-core property to the Trust. The related party transaction was accounted for at the net book value of the assets, with an adjustment to retained earnings of $0.3 million.

4.	LONG-TERM DEBT

Current portion of long-term debt as at:

	March 31, 2004	December 31, 2003
Drilling rig indebtedness — current interest rate of 6.00% (2003 — 6.82%)	$1,151	$1,138
Mortgage — interest rate of 6.15%	317	312

	$1,468	$1,450

The Company has letters of credit totaling $19.9 million (December 31, 2003 — $10.3 million) outstanding with a Canadian chartered bank. These letters of credit reduce the amount available under the Company’s working capital facility.

Long-term debt:

	March 31, 2004	December 31, 2003
U.S. Senior Notes — interest rate of 7.875%	$229,477	$226,887
Credit facility — current interest rate of 3.6% (2003 — 4.5%)	105,929	60,350
Drilling rig indebtedness — current interest rate of 6.00% (2003 — 6.82%)	3,187	3,456
Mortgage — interest rate of 6.15%	6,337	6,418

	$344,930	$297,111

The Company issued U.S. $175 million of 7 7/8 percent Senior Notes due 2010 on October 27, 2003. Interest on the notes is payable semi-annually, beginning in 2004. The Company may redeem some or all of the notes at any time after November 1, 2007 at redemption prices ranging from 100 percent to 103.938 percent of the principal amount, plus accrued and unpaid interest to the redemption date, depending on the year in which the notes are redeemed. In addition, the Company may redeem up to 35 percent of the notes prior to November 1, 2006 at 107.875 percent of the principal amount, plus accrued interest to the redemption date, using the proceeds of certain equity offerings. The notes are unsecured and rank equally with all of the Company’s existing and future senior unsecured indebtedness. For the three months ended March 31, 2004, an unrealized foreign exchange loss of $2.6 million (2003 — nil) was recognized on the consolidated statement of earnings.

The Company incurred $7.1 million of financing charges in 2003 related to the issuance of the senior notes. The financing charges are capitalized to other assets and amortized evenly over the term of the notes.

The Company has a $203 million committed revolving/non-revolving term facility with a syndicate of Canadian chartered banks. Borrowings under the facility bear interest at the lender’s prime rate, banker’s acceptance, or LIBOR rate plus an applicable margin dependent on certain conditions. The revolving nature of the facility is due to expire on March 31, 2005.

The Company may request an extension on the revolving credit facility of up to 364 days, subject to the approval of the lenders. To the extent that any lenders participating in the syndicate do not approve the 364-day extension, the amount due to those lenders will convert to a one-year non-revolving term loan with principal due in full on March 31, 2006. Advances drawn on the facility are secured by a fixed charge over the assets of the Company.

The Company has an office building that is mortgaged at an interest rate of 6.15 percent over a term of 5 years ending December 31, 2007.

5.	SHARE CAPITAL

Authorized Capital

The authorized capital of the Company is comprised of an unlimited number of non-voting preferred shares without nominal or par value, issuable in series, and an unlimited number of common shares without nominal or par value.

Issued Capital

Common Shares	Number	Consideration
Balance December 31, 2002	59,458,600	$190,193
Stock options exercised during the year	710,000	10,317
Shares repurchased — at carrying value	(74,000)	(236)

Balance December 31, 2003	60,094,600	$200,274

Shares repurchased — at carrying value	(803,700)	(2,572)

Balance March 31, 2004	59,290,900	$197,702

The Company instituted a Normal Course Issuer Bid to acquire a maximum of 5 percent of its issued and outstanding shares commencing May 15, 2003, and ending May 14, 2004. During the three months ended March 31, 2004, 803,700 shares were purchased pursuant to the plan at an average price of $11.07 per share. $6.3 million has been charged to retained earnings related to share repurchase price in excess of the carrying value of the shares.

Subsequent to March 31, 2004, the Company re-purchased 825,800 common shares at an average price of $12.72 per share.

Stock Option Plan

The Company has an Employee Incentive Stock Option plan (the “plan”). Under the plan, stock options are granted at the current market price on the date of issuance. Participants in the plan, upon exercising their stock options, may request to receive either a cash payment equal to the difference between the exercise price and the market price of the Company’s common shares or common shares issued from Treasury. Irrespective of the participant’s request, the Company may choose to only issue common shares. Cash payments made in respect of the plan are charged to general and administrative expenses when incurred. Options granted vest over four years and have a four and a half year contractual life.

As at March 31, 2004, 5.9 million shares were reserved for issuance under the Company’s Employee Incentive Stock Option Plan, of which 3.5 million options are outstanding, exercisable to September 30, 2008, at prices ranging from $8.91 to $12.51 per share.

	Three months ended
Stock options	March 31, 2004
	Average grant price	Options
Balance, beginning of period	$9.64	3,632,000
Granted	11.51	78,000
Exercised	9.73	(146,250)
Cancelled	9.57	(27,500)

Balance, end of period	$9.68	3,536,250

Options exercisable, end of period	$10.86	949,625

During the three months ended March 31, 2004, 146,250 stock options were exercised for cash consideration of $0.4 million, which has been charged to general and administrative expense (2003 — nil).

The following table summarizes information about stock options outstanding at March 31, 2004:

		Outstanding			Exercisable
		Weighted	Weighted		Weighted
		Average	Average		Average
		Contractual	Exercise	Exercisable	Exercise
Exercise Prices	Number	Life	Price	Number	Price
$8.91-9.80	2,432,750	3	$9.02	255,125	$9.00
$10.01-12.51	1,103,500	2	$11.14	694,500	$11.55

Total	3,536,250	3	$9.68	949,625	$10.86

6.	FINANCIAL INSTRUMENTS

As disclosed in Note 2, on January 1, 2004, the fair value of all outstanding financial instruments that are not designated as accounting hedges was recorded on the consolidated balance sheet with an offsetting net deferred gain. The net deferred gain is recognized into net earnings over the life of the associated contracts. Changes in fair value associated with those financial instruments are recorded on the consolidated balance sheet with the associated unrealized gain or loss recorded in net earnings. The estimated fair value of all financial instruments is based on quoted prices or, in the absence, third party market indications and forecasts.

The following tables present a reconciliation of the change in the unrealized and realized gains and losses on financial instruments from January 1, 2004 to March 31, 2004.

March 31, 2004
Financial instrument asset	$4,095
Financial instrument liability	(14,300)

Net financial instrument liability	$(10,205)

	Net deferred
	amounts on	Mark-to-market
	transition	gain/loss	Total
Fair value of contracts, January 1, 2004	$(1,450)	$1,450	$—
Change in fair value of contracts recorded on transition, still outstanding at March 31, 2004	—	(4,727)	(4,727)
Amortization of the fair value of contracts as at March 31, 2004	(218)	—	(218)
Fair value of contracts entered into during the period	—	(5,260)	(5,260)

Unrealized loss on financial instruments	$(1,668)	$(8,537)	$(10,205)

Realized gain (loss) on financial instruments for the period ended March 31, 2004			3,743

Net gain (loss) on financial instruments for the period ended March 31, 2004			$(6,462)

(a)	FOREIGN EXCHANGE CONTRACTS

The Company has entered into the following currency index swap transactions, fixing the exchange rate on receipts of US $21.0 million for CDN $30.1 million over the next two years at CDN $1.4337. The US$/CDN$ closing exchange rate was 1.3113 as at March 31, 2004 (December 31, 2003 — 1.2965).

		Weighted average
Year of settlement	U.S. dollars	exchange rate
2004	$9,000	1.4337
2005	12,000	1.4337

	$21,000	1.4337

At January 1, 2004, the Company recorded a deferred gain on financial instruments of $3.3 million related to existing foreign exchange contracts. The fair value of these contracts at March 31, 2004, was a gain of $2.6 million. The change in fair value, a $0.7 million loss, and $0.8 million amortization of the deferred gain have been recorded in the consolidated statement of earnings.

(b)	COMMODITY PRICE CONTRACTS

At March 31, 2004, the Company has entered into financial forward sales arrangements as follows:

AECO	Price	Term

10,000 GJ/d	$5.51	April 2004 — October 2004
10,000 GJ/d	$5.55	April 2004 — October 2004
20,000 GJ/d	$5.80	April 2004 — October 2004
10,000 GJ/d	$5.81	April 2004 — October 2004
10,000 GJ/d	$5.86	April 2004 — October 2004
10,000 GJ/d	(collar) $5.25-$6.80	April 2004 — October 2004
10,000 GJ/d	(collar) $5.25-$6.75	April 2004 — October 2004

WTI

1,000 Bbl/d	US$24.07	May 2002 — April 2004
1,000 Bbl/d	(collar) US$25.00-$30.25	January 2004 — December 2004

At January 1, 2004, the Company recorded a deferred loss on financial instruments of $1.8 million related to existing forward commodity price contracts. The fair value of these contracts at March 31, 2004, was a loss of $5.8 million. The change in fair value, a $4.0 million loss, and $1.0 million amortization of the deferred loss have been recorded in the consolidated statement of earnings. At March 31, 2004, a $5.3 million loss was recorded in the consolidated statement of earnings related to the fair value of financial contracts entered into after January 1, 2004. No deferred gains or losses were recorded related to these financial contracts.

7.	INCOME TAXES

In March, 2004, the Government of Alberta introduced legislation to reduce its corporate income tax rate by 1 percent, effective January 1, 2004. The change is considered substantively enacted for the purposes of Canadian GAAP and, accordingly, the Company’s future income tax liability has been reduced by $5.2 million. The effect of this reduction has been recognized in the future income tax recovery for the three month period ended March 31, 2004.

8.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform with the current period’s financial statement presentation.